T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street info@coralgold.com Vancouver, BC V6C 1T1 www.coralgold.com

April 5, 2010

Trading Symbols: TSX Venture – CLH US;OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL GOLD CLOSES PRIVATE PLACEMENT - 1st CLOSING

Coral Gold Resources Ltd. (the “Company”) has closed the first tranche of a non-brokered private placement with aggregate gross proceeds of $2,884,815.90 from the sale of 5,245,120 units (the “Units”) at a price of $0.55 per unit.  Each Unit is comprised of one common share and one non-transferrable share purchase warrant (a “Warrant”).  Each Warrant entitles the holder to purchase one additional common share at a price of $0.75 with a term of two (2) years until April 1, 2012.  The common shares issued, and any common shares issued pursuant to the exercise of Warrant prior to August 2, 2010 will be restricted from trading until August 2, 2010.

The Company paid total finders’ fees of $245,161 in cash and 425,747 in warrants to individuals and brokers assisting in the financing.

The finder’s warrants will entitle the finders to purchase one additional common share with a term of one (1) year until April 1, 2011 at a price of $0.75.

The net proceeds of this Offering will be used to advance the Company’s Robertson gold project at Crescent Valley, Nevada towards the work program announced on February 2, 2010 and general working capital requirements.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.